Exhibit 12.1

Anthem, Inc.

Computation of Ratio of Earnings to Fixed Charges

(unaudited)

(millions of dollars, except ratios)

	Nine Months Ended September 31,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$3,839.6	$4,555.4	$4,631.0	$4,368.1	$3,840.2	$3,858.3
Interest expense, including amortization of debt discount and expense related to indebtedness	575.4	723.0	653.0	600.7	602.7	511.8
Estimated interest portion of rental expense	50.8	69.2	71.0	64.2	62.0	51.1

Total Earnings Available for Fixed Charges	$4,465.8	$5,347.6	$5,355.0	$5,033.0	$4,504.9	$4,421.2

Fixed Charges:
Interest expense, including amortization of debt discount and expense related to indebtedness	$575.4	$723.0	$653.0	$600.7	$602.7	$511.8
Estimated interest portion of rental expense	50.8	69.2	71.0	64.2	62.0	51.1

Total Fixed Charges	$626.2	$792.2	$724.0	$664.9	$664.7	$562.9

Ratio of earnings to fixed charges	7.13x	6.75x	7.40x	7.57x	6.78x	7.85x

(a) The Company had no preference equity securities outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company’s ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company’s ratio of earnings to fixed charges as indicated above.